Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

February 28, 2013

John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Liberty Silver Corp.

Amendment No. 2 to Registration Statement on Form S-i

Filed February 19, 2013

File No. 333-184962

Dear Mr. Reynolds:

On behalf of Liberty Silver Corp., a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter dated February 27, 2013.  The revisions to the Company’s registration statement which are described in this letter, are included in the S-1/A Amendment No. 3 filed as of the hereof.

Audited Financial Statements for the years ended June 30, 2012 and 2011

Note 11 – Restatement, page F-27

1.

We note your tabular disclosure of the restatement to your financial statements indicates that you previously reported $288,755 of “operation and administration expense” for the year ended June 30, 2011. However, we note you disclose an amount of $575,505 under this label in the audited financial statements included in your Form S-I/Al filed on January 24, 2013. Please amend your table to reflect the amounts previously reported in your financial statements.

Response:

Your comment is noted.  The tabular disclosure of the restatement in Note 11 of the financial statements has been revised in response to this comment.  In the Statement of Operations section of the tabular disclosure, an additional line, Stock compensation, has been added to show that Stock compensation has been reclassified and is now presented with Operations and administration expense.  Further, footnote (2) has been updated to provide further clarification as to the grouping of Stock compensation with Operation and administration, and the reclassification of $82,824 and $40,000 for the years ended June 30, 2012 and 2011, respectively, which related to warrants issued in lieu of interest payments.

The tabular disclosure in Note 11 of the annual financial statements has been revised as follows:

	For the fiscal years ended June 30,
	2012			2011
	Previously Stated	Restated	Change	Previously Stated	Restated	Change
Balance Sheets

Additional paid-in capital (1)	9,734,746	7,469,219	(2,265,527)	1,814,207	1,292,016	(522,191)
Deficit accumulated during the exploration phase	(8,026,989)	(5,761,462)	2,265,527	(2,337,733)	(1,815,542)	522,191

Statements of Operations

Financing costs associated with the valuation of warrants	1,826,160	-	(1,826,160)	40,000	-	(40,000)
Operation and administration expense (2)	1,311,615	2,034,170	722,555	288,755	615,505	326,750
Stock compensation (2)	639,731	-	(639,731)	286,750	-	(286,750)

Income (loss) from operations	(5,681,977)	(3,938,641)	1,743,336	(1,463,758)	(1,463,758)	-

Net loss and comprehensive loss	(5,689,256)	(3,945,920)	1,743,336	(1,464,253)	(1,464,253)	-

Loss per common share (basic and fully diluted)	(0.08)	(0.05)	0.03	(0.02)	(0.02)	-

Statements of Cash Flows

Cash flows from operating activities
Net loss and comprehensive loss	(5,689,256)	(3,945,920)	1,743,336	(1,464,253)	(1,464,253)	-
Valuation of warrants	1,826,160	82,824	(1,743,336)	40,000	40,000	-
Shares issued for services	-	110,000	110,000	-	-	-

Cash flows from financing activities
Payments on related party notes	(150,000)	-	150,000	-	-	-
Proceeds from the issuance of common stock	5,252,388	4,992,388	(260,000)	-	-	-
Notes:

(1) Issue costs are grouped with Additional paid-in capital

(2) Stock compensation was previously disclosed as a separate line, and is now grouped with Operation and administration expense.  Additionally, the Operation and administration expense line further increased by the reclassification of $82,824 and $40,000 for the years ended June 30, 2012 and 2011, which related to warrants issued in lieu of interest payments.

2.

Please amend your Form 10-K for the year ended June 30, 2012 and Forms 10-Q for the quarters ended September 30, 2012 and December 31, 2012 to disclose the effects of the restatement.

Response:

Your comment is noted.   The Company will file an amended report on Form 10-K for the fiscal year ended June 30, 2012, containing the Company’s restated audited financial statements for the fiscal year ended June 30, 2012 (and comparative 2011), and amended reports on Form 10-Q for the periods ended September 30, 2012 and December 31, 2012, containing the Company’s restated interim unaudited financial statements for such periods (and comparative 2011).  These amended reports will be filed as soon as reasonably possible, but in any event no later than March 8, 2013.

Part II

Sales of Unregistered Securities, page 54

3.

We note the shares issued to Look Back Investments, Inc. on page 56 and that Robert Genovese has voting and disposition control of the shares. We further note that, according to Canada’s SEDI system, Robert Genovese is a 10% shareholder of the company. However, this does not appear to be reflected in prospectus, including the selling stockholder table on page 14 and the security ownership table on page 49, for example. Please revise your disclosure as appropriate or advise

Response:

The comment is noted.   Based on information filed in Canada by Robert Genovese, he may previously have been a direct or beneficial owner of 10% of the Company’s issued and outstanding stock.  But, as of the date hereof, is not a 10% shareholder.   Filed with this letter as supplemental information is a copy of the SEDI system Insider Transaction Report for Mr. Genovese, downloaded as of February 27, 2013.  This report reflects that as of February 27, 2013, Mr. Genovese is the beneficial owner of a total of 6,944,652 shares, or approximately 7.70% of the Company’s issued and outstanding common stock.  This beneficial ownership includes 6,500,000 shares issuable upon exercise of warrants registered in the name of Look Back Investments, Inc., and 444,652 shares registered in the name of Outlook Investments, Inc.

The Company’s registration statement has been amended in response to this comment to include the information described above.  Disclosure has been added on page 15 of the registration statement (in Note 5 to the table of selling shareholders), and on page 49 of the registration statement (in the Table of Beneficial Ownership) to reflect the current beneficial ownership of Mr. Genovese.

The Company is anticipating filing a request for acceleration of the effective date of its registration statement shortly after the filing of its S-1/A Amendment No. 3.  The request for acceleration will include an acknowledgement from the Company of the following:

●

Should the Commission or the staff or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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